UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES RECEIPT OF ANOTHER OFFER

BY ITS CONTROLLING SHAREHOLDERS FOR ACQUISITION OF CONTROL OF THE COMPANY

YAKUM, Israel, February 8, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it has been informed by its controlling shareholder, Alon Israel Oil Company Ltd. ("Alon"), that Alon had received an offer to sell its approximate 72.71% direct and indirect interest in the Company to a company controlled by Mr. Moti Ben-Moshe for NIS 115 million. The transaction would also include receipt of all rights derived from an approximately NIS 110 million loan that Alon Oil granted to the Company, included rights to a share issuance relating to such loan, if any, as well as the rights to a subordinate loan of NIS 60 million that Alon Oil granted to the Company.

The transaction is subject to numerous closing conditions to be satisfied within 60 days of acceptance of the offer, including, but not limited to (i) agreement by the Company with the trustees of Mega Retail (approved by court, if required), to the purchaser's satisfaction, regarding any potential claim or lawsuit against the Company or its subsidiaries relating to Mega Retail, including by third parties (including relating to fixing dates for the exercise by Mega Retail's suppliers of their rights in a rights offering by the Company); (ii) submission of a request to convene a meeting of creditors to approve the debt arrangement between the Company and its creditors, approved by the purchaser, based on the principles of the proposed debt arrangement, taking into account the purchaser's commitment to inject capital into the Company described below. The debt arrangement would not change the scope of the Company's debt to its financial creditors, enable early repayment of the debt without prepayment penalties or fees and not be based on the rapid sale of the Company's assets. The debt arrangement would include an exemption from liabilities for the Company's officers and directors as will be agreed by the Company's creditors and enable purchaser to convert the debt owed by the Company to the purchaser into securities of the Company; (iii) receipt of court approval for the debt arrangement; (iv) receipt of all regulatory approvals for consummation of the transaction; and (v) receipt of a decision by the Company's Series C Bondholders by Thursday, February 11, 2016 at 8pm Israel time to instruct the trustee and its representatives to conduct negotiations with the purchaser (only) for a period of 30 days to structure the arrangement for the Company's financial creditors to be brought for approval of the creditors consistent with the terms of the purchaser's proposal. The purchaser may extend the date for satisfaction of these closing conditions by no more than 14 days.

As part of debt arrangement, the purchaser would commit to the Company's financial creditors to inject NIS 700 million into the Company as follows: (i) NIS 400 million transferred closely after closing of the acquisition, subject to completion of the rights offering to the Company's controlling shareholders, Mega Retail's suppliers, and financial creditors, provided that purchaser would inject a portion of this amount prior to the rights offering to the extent the Company has immediate cash flow needs; (ii) NIS 150 million transferred during the second year following closing; and (iii) NIS 150 million transferred during the third year following closing. The purchaser would agree to provide the Company with a loan prior to closing to the extent the Company has immediate cash flow needs in exchange for appropriate security to the satisfaction of the purchaser and subject to all approvals. Upon complete repayment of the debt subject to the debt arrangement, the obligations to transfer the amounts described above would terminate.

To the extent the company does not act in the ordinary course of business or makes any distributions or disposition of assets, the purchaser would not be bound by its obligations.

The offer will be null and void if board approval of Alon and its subsidiary, Alon Retail Ltd., is not received by Tuesday, February 9, 2016 at 12:00 p.m. Israel time (subject to extension by purchaser at its sole discretion).

There is no assurance that Alon will sell its interest in the Company on the terms described above or at all.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 63.13% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd. is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square is a pioneer in the modern food retail, and its subsidiary, Mega Retail Ltd., currently operates through court-appointed trustees 125 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the issuance and clearance of gift certificates.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty whether the Alon Oil will sell its shares in the Company under the terms described above or at all; the uncertainty of the sale of BSRE on favorable terms or at all; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

February 8, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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